VF 5-21-04

ATES
NGE COMMISSION
.C. 20549

04016809

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Time Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Roosevelt Avenue
(No. and Street)

Port Jefferson Station (City) New York (State) 11776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YVONNE James 631-331-1400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH Amundsen
(Name – *if individual, state last, first, middle name*)

67 Wall Street, #2211 (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G. Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TimeCapital Securities Corporation, as of March 31, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

VPCS
Title

____
Notary Public

YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug 31, ~~19~~ 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement that no material differences exist between the audited computation of net capital and the computation of 15c3-3 reserve requirements and the broker dealers corresponding unaudited part II.

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
TimeCapital Securities Corporation

I have audited the accompanying statement of financial condition of TimeCapital Securities Corporation as of March 31, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TimeCapital Securities Corporation at March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen CPA

Joseph Amundsen, CPA
New York, New York
May 7, 2004

TimeCapital Securities Corporation

Statement of Financial Condition

March 31, 2004

Assets	
Cash	$ 603,367
Receivables (Note 1)	116,517
Prepaid Expenses	20,681
Current assets	740,565
Membership in exchange (Note 1)	1,100
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $197,931 (Note 1)	44,609
	786,274
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	182,119
Current liabilities	182,119
Stockholders' equity	
Common stock	40,000
Additional paid-in capital	397,487
Retained earnings	166,668
Total stockholders' equity	604,155
	$ 786,274

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Operations

For the Year Ended March 31, 2004

Revenues	
Commissions	$ 1,782,054
Management income	365,992
Net investment gains	(225)
Interest and dividends	4,638
	2,152,459
Expenses	
Commissions	937,878
Clearing and execution	272,779
Employee compensation and benefits	545,247
Automobile expenses	43,808
Dues and subscriptions	21,818
Rent	30,686
Telephone	19,410
Office supplies and expenses	38,183
Other operating expenses	246,557
	2,156,365
Net (loss) before income taxes	(3,906)
Provision for income taxes	(4,368)
Net (loss)	$ (8,274)

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Changes in Stockholders' Equity

For the Year Ended March 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at April 1, 2003	$ 40,000	$ 397,487	$ 174,942
Net (Loss)			(8,274)
Balance at March 31, 2004	$ 40,000	$ 397,487	$ 166,668

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Cash Flows

For the Year Ended March 31, 2004

Cash flows from operating activities:		
Net income		$ (8,274)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	$ 21,962	
(Increase) decrease in operating assets:		
Receivables	1,616	
Prepaid expenses	(1,825)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	63,893	
Total adjustments		85,646
Net cash provided by operating activities		77,372
Cash flows from investing activities:		
Acquisition of property and equipment		(21,097)
Increase in cash		56,275
Cash and equivalents, beginning of year		547,092
Cash and equivalents, end of year		$ 603,367

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Notes to Financial Statements

For the Year Ended March 31, 2004

1. Significant Accounting Policies

TimeCapital Securities Corporation, (the Company) is a securities broker dealer, registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc., and the Boston Stock Exchange.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a trade date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company pays rent for office space to a related party on a month to month basis.

The Company charges a management fee to Time Capital Advisory Services, Inc., a related entity.

3. Profit Sharing Plan

The Company has a discretionary, non-contributory profit sharing plan for the benefit of certain employees.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At, March 31, 2004 the Company was in compliance with these regulations.

5. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At March 31, 2004, the Company was in compliance with this program.

6. Break-Point Analysis

The Company determined it owed certain customers $1,271 under a NASD requested self assessed analysis of possible excessive commissions charged by mutual funds sold since the year 2000. This amount has been paid to customers by the Company.

TimeCapital Securities Corporation

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

March 31, 2004

Schedule 1

Total Shareholders' Equity	$ 604,155
Less: Haircut	(10,098)
	594,057
Less: Unallowable Assets	(74,570)
Net Capital	519,487
Minimum Net Capital required	(100,000)
Excess net capital	$ 419,487
Aggregate indebtedness	$ 182,119
Net Capital	$ 519,487
Ratio AI to NC	35%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on TimeCapital Securities Corporation FOCUS report - Part IIA as of March 31, 2004.

TimeCapital Securities Corporation
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended March 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholders of
TimeCapital Securities Corporation

In planning and performing my audit of the financial statements of TimeCapital Securities Corporation, (the Company), for the year ended March 31, 2004, I considered its internal control, including its anti-money laundering measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA

Joseph Amundsen, CPA
New York, New York
May 7, 2004